Exhibit 99.1

Borr Drilling Limited – Temporary Suspension Notice

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) has received a notice of temporary suspension of operation for its rig “Arabia II”, operating in Saudi Arabia. The temporary suspension will be for a period of up to 12 months. The commencement date of the suspension is still to be confirmed by the customer.

Hamilton, Bermuda
19 November 2024

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expected”, “intends” and similar expressions and include statements relating to contract duration and suspension start and end dates, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.